Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-295926

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 27, 2026)

The Export-Import Bank of Korea

(A statutory juridical entity established under The Export-Import Bank of Korea Act of 1969, as amended, in the Republic of Korea)

US$1,000,000,000 4.375% Green Notes due 2029

US$1,000,000,000 4.500% Notes due 2031

Our US$1,000,000,000 aggregate principal amount of green notes due 2029 (the “2029 Green Notes”) will bear interest at a rate of 4.375% per annum and our US$1,000,000,000 aggregate principal amount of notes due 2031 (the “2031 Notes,” and together with the 2029 Green Notes, the “Notes”) will bear interest at a rate of 4.500% per annum. Interest on the Notes is payable semi-annually in arrear on January 20 and July 20 of each year, beginning on January 20, 2027.

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	2029 Green Notes			2031 Notes
	Per Note	Total		Per Note	Total
Public offering price	99.711%	US$	997,110,000	99.668%	US$	996,680,000
Underwriting discounts	0.250%	US$	2,500,000	0.250%	US$	2,500,000
Proceeds to us, before expenses	99.461%	US$	994,610,000	99.418%	US$	994,180,000

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from (and including) July 20, 2026.

Applications will be made to the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Notes on the SGX-ST. There can be no assurance that we will obtain or be able to maintain a listing of the Notes on the SGX- ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. Applications will also be made for listing of the Notes on the Luxembourg Stock Exchange and to have the Notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given that such applications will be approved or that such listings will be maintained.

The underwriters expect to deliver the Notes to investors through the book-entry facilities of DTC, in each case on or about July 20, 2026.

Joint Bookrunners and Lead Managers

Citigroup
Crédit Agricole CIB
HSBC
J.P. Morgan
Morgan Stanley

Prospectus Supplement Dated July 13, 2026

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

Prospectus

CERTAIN DEFINED TERMS

All references to “we” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus supplement mean The Republic of Korea. All references to the “Government” mean the government of Korea. References to “~~W~~,” “Won” or “Korean won” are to the lawful currency of Korea and references to “US$” or “U.S. dollars” are to the lawful currency of the United States. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, where information has been provided in units of thousands, millions or billions, such amounts have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. Any discrepancy between the stated total amount and the actual sum of the itemized amounts listed in a table, is due to rounding.

Our financial information included in this prospectus supplement was prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus supplement to “separate” financial statements and/or information are to financial statements and/or information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus supplement is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

IMPORTANT NOTICES

MiFID II product governance / Professional investors and ECPs only target market — Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

UK MiFIR product governance / Professional investors and ECPs only target market — Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, each as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

ADDITIONAL INFORMATION

The information in this prospectus supplement is in addition to the information contained in our accompanying prospectus dated May 27, 2026. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-295926, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

WE ARE RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION IN THIS DOCUMENT

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors. The address of our registered office is 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus, and assumes no liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

Prospective investors should be aware that certain intermediaries in the context of this offering of the Notes, including certain underwriters, are “capital market intermediaries” (“CMIs”) subject to Paragraph 21 of the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission of Hong Kong (the “SFC Code”). This notice to prospective investors is a summary of certain obligations the SFC Code imposes on such CMIs, which require the attention and cooperation of prospective investors. Certain CMIs may also be acting as “overall coordinators” (“OCs”) for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of The Export-Import Bank of Korea (the “Issuer”), a CMI or its group companies would be considered under the SFC Code as having an association (“Association”) with the Issuer, the CMI or the relevant group company. Prospective investors associated with the Issuer or any CMI (including its group companies) should specifically disclose this when placing an order for the Notes and should disclose, at the same time, if such orders may negatively impact the price discovery process in relation to this offering.

Prospective investors who do not disclose their Associations are hereby deemed not to be so associated. Where prospective investors disclose their Associations but do not disclose that such order may negatively impact the price discovery process in relation to this offering, such order is hereby deemed not to negatively impact the price discovery process in relation to this offering. Prospective investors should ensure, and by placing an order prospective investors are deemed to confirm, that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e., two or more corresponding or identical orders placed via two or more CMIs). If a prospective investor is an asset management arm affiliated with any underwriter, such prospective investor should indicate when placing an order if it is for a fund or portfolio where the underwriter or its group company has more than a 50 per cent. interest, in which case it will be classified as a “proprietary order” and subject to appropriate handling by CMIs in accordance with the SFC Code and should disclose, at the same time, if such “proprietary order” may negatively impact the price discovery process in relation to this offering. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a “proprietary order”. If a prospective investor is otherwise affiliated with any underwriter, such that its order may be considered to be a “proprietary order” (pursuant to the SFC Code), such prospective investor should indicate to the relevant underwriter when placing such order. Prospective investors who do not indicate this information when placing an order are hereby deemed to confirm that their order is not a

“proprietary order”. Where prospective investors disclose such information but do not disclose that such “proprietary order” may negatively impact the price discovery process in relation to this offering, such “proprietary order” is hereby deemed not to negatively impact the price discovery process in relation to this offering.

Prospective investors should be aware that certain information may be disclosed by CMIs (including private banks) which is personal and/or confidential in nature to the prospective investor. By placing an order, prospective investors are deemed to have understood and consented to the collection, disclosure, use and transfer of such information by the underwriters and/or any other third parties as may be required by the SFC Code, including to the Issuer, any OCs, relevant regulators and/or any other third parties as may be required by the SFC Code, it being understood and agreed that such information shall only be used for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. Failure to provide such information may result in that order being rejected.

Notice to investors in Singapore: By accepting this prospectus supplement and the accompanying prospectus, if you are an investor in Singapore, you: (I) represent and warrant that you are either (1) an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA; or (2) an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA, and (II) agree to be bound by the limitations and restrictions described herein.

UK FINANCIAL PROMOTION LEGEND

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOT AN OFFER IF PROHIBITED BY LAW

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions.”

INFORMATION PRESENTED ACCURATE AS OF DATE OF DOCUMENT

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. This prospectus supplement may only be used for the purposes for which it has been published. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$1,000,000,000 aggregate principal amount of 4.375% green notes due July 20, 2029 (the “2029 Green Notes”) and US$1,000,000,000 aggregate principal amount of 4.500% notes due July 20, 2031 (the “2031 Notes,” and together with the 2029 Green Notes, the “Notes”).

The 2029 Green Notes will bear interest at a rate of 4.375% per annum, payable semi-annually in arrear on January 20 and July 20 of each year. The first interest payment on the 2029 Green Notes will be made on January 20, 2027 in respect of the period from (and including) July 20, 2026 to (but excluding) January 20, 2027. Interest on the 2029 Green Notes will accrue from July 20, 2026 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2029 Green Notes.”

The 2031 Notes will bear interest at a rate of 4.500% per annum, payable semi-annually in arrear on January 20 and July 20 of each year. The first interest payment on the 2031 Notes will be made on January 20, 2027 in respect of the period from (and including) July 20, 2026 to (but excluding) January 20, 2027. Interest on the 2031 Notes will accrue from July 20, 2026 and will be computed based on a 360-day year consisting of twelve 30-day months. See “Description of the Notes—Payment of Principal and Interest—2031 Notes.”

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

Listing

Applications will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this prospectus supplement and the accompanying prospectus. Approval in-principle from, admission to the Official List of, and listing and quotation of any Notes on, the SGX-ST are not to be taken as an indication of the merits of the issuer or the Notes. For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of S$200,000 (or its equivalent in foreign currencies). Accordingly, the Notes, if traded on the SGX-ST, will be traded in a minimum board lot size of US$200,000. Applications will also be made for listing of the Notes on the Luxembourg Stock Exchange and to have the Notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given that such applications will be approved or that such listings will be maintained.

Form and Settlement

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear Bank SA/NV (“Euroclear”) and

Clearstream Banking, S.A. (“Clearstream”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about July 20, 2026, which we expect will be the fifth business day following the date of this prospectus supplement, referred to as “T+5.” You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes.”

Underwriting

Crédit Agricole Corporate and Investment Bank and The Hongkong and Shanghai Banking Corporation Limited will offer the Notes in the United States through their registered broker-dealer affiliates in the United States, Crédit Agricole Securities (USA) Inc. and HSBC Securities (USA) Inc., respectively.

USE OF PROCEEDS

The 2029 Green Notes

Use of Proceeds from the Sale of the 2029 Green Notes

We will use an amount equal to the net proceeds from the sale of the 2029 Green Notes to finance or refinance, in whole or in part, new or existing projects or assets related to the Eligible Green/Green enabling Projects or Assets (as defined below), as set forth in our Sustainable Finance Framework, which may be updated from time to time and is currently in alignment with the Green Bond Principles 2025 published by the International Capital Markets Association.

The net proceeds from the sale of the 2029 Green Notes can be used for the re-financing of operating expenses with a look-back period of 36 months.

Eligible Green/Green enabling Projects or Assets include projects or assets related to: (i) renewable energy, (ii) energy efficiency, (iii) clean transportation, (iv) pollution prevention and control, (v) sustainable marine transportation, (vi) sustainable water and wastewater management, (vii) climate change adaptation and resilience and (viii) green buildings, as more fully explained below:

•

Renewable energy: (1) projects that support the development, construction, installation, operation, transmission and/or storage of renewable electricity generation (including solar energy, wind energy, marine energy, hydropower, bioenergy and geothermal energy for electricity generation, battery and other energy storage systems for renewable energy projects and assets and projects supporting the hydrogen production value chain, and supporting vessels that are needed for the installation and ongoing operation and maintenance of offshore winds) and infrastructure dedicated to connecting renewable energy production and storage units to the grid (including powerlines and related infrastructure such as substations), and (2) green-enabling projects that align with the Green Enabling Projects Guidance (2024) of the International Capital Markets Association (“Green-enabling Projects”), including the manufacture of power cables for electric grid expansion and upgrades that enable the decarbonization of electricity, grid upgrades and investments that indirectly enable the deployment of renewable energy and extraction, refining and processing of mineral resources and raw materials that support renewable energy value chains;

•

Energy efficiency: (1) projects aimed at developing and manufacturing infrastructure, equipment and technology that improve energy efficiency, including but not limited to battery facilities, energy storage facilities, smart grid technologies, waste heat recovery technologies and energy management systems, developing technologies such as LED lighting and smart meters for households to improve energy performance, software and hardware investments that reduce total energy consumption, and modernization of broadband networks, and (2) Green-enabling Projects, including extraction, refining and processing of mineral resources that support the battery energy storage systems value chain;

•

Clean transportation: (1) projects aimed at developing and manufacturing low-carbon passenger and freight transportation or related infrastructure, including but not limited to passenger non-public transportation, passenger public transportation, freight rail and road freight, as well as developing, manufacturing and recycling of rechargeable batteries and fuel cell for clean transportation; and (2) Green-enabling Projects, including extraction, refining and processing of mineral resources that is necessary for the electric vehicle battery value chain;

•

Pollution prevention and control: projects aimed at developing, manufacturing, installing and/or operating infrastructure, equipment and technology that prevent, reduce, control or remediate pollution, including waste management and recycling, reuse of materials and organic waste treatment;

•

Sustainable marine transportation: projects aimed at investments and expenditures related to the construction, design and maintenance of clean and sustainable vessels (“CSVs”), with such CSVs attaining certain criteria established by the EU Taxonomy, the retrofitting of engines of existing vessels with alternative fuels, infrastructure (including ports) which is dedicated to refueling or recharging of CSVs, charging stations and refueling assets dedicated to the supply of electric energy to power and propel ships and hydrogen-based refueling;

•

Sustainable water and wastewater management: projects aimed at developing, manufacturing, installing and/or operating infrastructure, equipment and technology for sustainable water supply, wastewater treatment and protection of water resources, including provision of clean and/or drinking water, wastewater treatment, prevention of water pollution, increase of water-use efficiency, restoration of hydroecological systems and seawater desalination plants;

•

Climate change adaptation and resilience: projects that reduce physical climate risks and vulnerability to climate change in the relevant project area, based on an assessment of material climate hazards, including climate information and decision-support systems, flood risk management and resilience measures and resilience upgrades to critical infrastructure to maintain service continuity under climate stress; and

•

Green buildings: projects involving the acquisition, new construction, renovation, maintenance or operation of new or existing commercial and/or residential buildings or logistics centers that have received, or are expected to receive, certain green building label/certification, and the construction or retrofitting of energy-efficient data centers with power usage effectiveness of 1.2 or below.

Project Evaluation and Selection Process

Under our project evaluation and selection process, the Eligible Green/Green enabling Projects or Assets will be identified and selected using the criteria indicated above by our Sustainable Finance Working Group, which is composed of representatives from our Treasury, ESG Management, Credit Policy, Engineering & Environment Advisory and Finance departments. The Sustainable Finance Working Group will review and monitor the allocation of the amount equal to the net proceeds from the sale of the 2029 Green Notes on an annual basis, and as necessary, to ensure that such funds are allocated to Eligible Green/Green enabling Projects or Assets in accordance with our Sustainable Finance Framework.

Management of Proceeds

An amount equal to the net proceeds from the issue of the 2029 Green Notes will be deposited in our general funding accounts and earmarked for allocation to Eligible Green/Green enabling Projects or Assets. We will monitor and track the allocation of the amount equal to the net proceeds from the 2029 Green Notes through our internal records. Any balance of such funds not yet allocated to Eligible Green/Green enabling Projects or Assets may be managed in cash or cash equivalents or used to repay existing borrowings under our general credit facilities.

Reporting

We will publish a report on the allocation of the amount equal to the net proceeds from the sale of the 2029 Green Notes within one year from the date of issuance of the 2029 Green Notes and annually thereafter until all such funds have been fully allocated, and as necessary in the event of any material developments. Such reports will include allocation information, such as the aggregate amount allocated to Eligible Green/Green enabling Projects or Assets, examples of such Eligible Green/Green enabling Projects or Assets (subject to our confidentiality obligations) and the remaining balance of unallocated proceeds. Impact reporting will be disclosed where possible and will include relevant environmental impacts associated with the Eligible Green/Green enabling Projects or Assets that were funded with the amount equal to the net proceeds from the sale of the 2029 Green Notes (the “Impact Reports”).

External Review

Moody’s Ratings, an external consultant, has issued an opinion dated June 29, 2026 on our Sustainable Finance Framework (the “Second Party Opinion”). An independent verifier will also be issuing verification reports (“Verification Reports”) on the allocation of an amount equal to the net proceeds from the issue of the 2029 Green Notes on an annual basis, and more frequently in case of any material changes, starting one year after the issuance of the 2029 Green Notes until full allocation. Our Sustainable Finance Framework, the Second Party Opinion and the Impact Reports are, and the Verification Reports will be, publicly available on the following website: https://www.koreaexim.go.kr/he/HPHEOM036M01.

Investment Considerations

The 2029 Green Notes may not be a suitable investment for all investors seeking exposure to “green” assets. We will allocate an amount equivalent to the net proceeds from the issuance of the 2029 Green Notes to finance or refinance, in whole or in part, new or existing Eligible Green/Green enabling Projects or Assets as described in “Use of Proceeds from the Sale of the 2029 Green Notes” above in accordance with our Sustainable Finance Framework, which may be updated from time to time and is currently in alignment with the Green Bond Principles 2025 published by the International Capital Markets Association. The examples of Eligible Green/Green enabling Projects or Assets provided in “Use of Proceeds from the Sale of the 2029 Green Notes” above are for illustrative purposes only and no assurance can be provided by us or any of the Underwriters that disbursements for projects with these specific characteristics will be made by us during the term of the 2029 Green Notes. Our Sustainable Finance Framework is not incorporated into, and does not form a part of, this prospectus supplement or the accompanying prospectus.

There is currently no market consensus on what precise attributes are required for a particular project or series of notes to be defined as “green,” and therefore, no assurance can be provided by us or any of the Underwriters to potential investors that selected Eligible Green/Green enabling Projects or Assets will continue to meet the relevant eligibility criteria or any present or future investor expectations or requirements regarding environmental performance. Although Eligible Green/Green enabling Projects or Assets are expected to be selected in accordance with the categories recognized under our Sustainable Finance Framework and are expected to be developed in accordance with relevant legislation and standards, there can be no guarantee that the projects will deliver the environmental benefits as anticipated, or that adverse environmental impacts will not occur during the design, construction, commissioning and operation of any such projects. In addition, where any negative impacts are insufficiently mitigated, the projects may become controversial and may be criticized by activist groups or other stakeholders.

The Second Party Opinion may not reflect the potential impact of all risks related to the structure, market, additional risks discussed above and other factors that may affect the value of the 2029 Green Notes. The Second Party Opinion is not a recommendation to buy, sell or hold securities and is only current as of the date that the Second Party Opinion was initially issued and may be updated, suspended or withdrawn at any time.

Currently, the providers of second party opinions and certifications are not subject to any regulatory regime or oversight. In addition, although we have agreed to certain reporting and use of proceeds obligations in connection with certain environmental criteria, our failure to comply with such obligations does not constitute a breach or an event of default under the 2029 Green Notes. A withdrawal of the Second Party Opinion or any failure by us to use an amount equivalent to the net proceeds from the issuance of the 2029 Green Notes on Eligible Green/Green enabling Projects or Assets or to meet or continue to meet the investment requirements of certain environmentally-focused investors with respect to the 2029 Green Notes may affect the value of the 2029 Green Notes and may have consequences for certain investors with portfolio mandates to invest in “green” assets. The Second Party Opinion is not incorporated into, and does not form a part of, this prospectus supplement or the accompanying prospectus.

In the event that the 2029 Green Notes are included in any dedicated “green,” “environmental” or other similarly-labelled index, no assurance is given by us or any other person that such listing or admission, or inclusion in such index, satisfies any present or future investor expectations or requirements as regards to any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable laws or regulations or by its own constitutive documents or other governing rules or investment portfolio mandates. Each potential investor should carefully consider the factors described in the Sustainable Finance Framework. None of us or the Underwriters make any representation as to whether the 2029 Green Notes fulfil the relevant environmental criteria or that an amount equal to the net proceeds from the sale of the 2029 Green Notes will be used for Eligible Green/Green enabling Projects or Assets. Moreover, no assurance can be provided with respect to the suitability or reliability of the Second Party Opinion or that the 2029 Green Notes will fulfil the criteria to qualify as “green” bonds. The Underwriters have not undertaken, nor are they responsible for, any assessment of the eligibility of the projects within the definition of Eligible Green/Green enabling Projects or Assets or the monitoring of the use of proceeds from the offering of the 2029 Green Notes. Each potential purchaser of the 2029 Green Notes should determine for itself the relevance of the information contained in this prospectus supplement regarding the use of proceeds and its purchase of the 2029 Green Notes should be based upon such investigation as it deems necessary.

The 2031 Notes

We will use the net proceeds from the sale of the 2031 Notes for our general operations, including extending foreign currency loans and repayment of our maturing debt and other obligations.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated May 27, 2026. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE EXPORT-IMPORT BANK OF KOREA

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with K-IFRS. Our financial information as of March 31, 2026 and for the three months ended March 31, 2026 and 2025 in this prospectus supplement is presented based on our unaudited internal management accounts.

Overview

As of March 31, 2026, we had ~~W~~97,002 billion of outstanding loans, including ~~W~~43,008 billion of outstanding export credits, ~~W~~38,512 billion of outstanding overseas investment credits and ~~W~~12,901 billion of outstanding import credits, as compared to ~~W~~91,662 billion of outstanding loans, including ~~W~~40,005 billion of outstanding export credits, ~~W~~37,383 billion of outstanding overseas investment credits and ~~W~~12,112 billion of outstanding import credits as of December 31, 2025.

Capitalization

As of March 31, 2026, our authorized capital was ~~W~~25,000 billion and our capitalization was as follows:

March 31, 2026(1)
(billions of Won) (unaudited)
Long-Term Debt(2)(3)(4)(5)(6):
Borrowings in Korean Won	~~W~~ —
Borrowings in Foreign Currencies	2,160
Export-Import Financing Debentures	64,471

Total Long-term Debt	~~W~~66,630

Capital and Reserves:
Capital Stock(7)	~~W~~17,183
Additional Paid-in Capital	—
Capital Adjustments	(154)
Retained Earnings	4,256
Legal Reserve(8)	878
Voluntary Reserve(8)	3,182
Regulatory Reserve for Loan Losses(9)	0
Unappropriated Retained Earnings	196
Other Components of Equity	4,558

Total Capital and Reserves	~~W~~25,843

Total Capitalization	~~W~~92,473

(1)	Except as described in this prospectus supplement, there has been no material adverse change in our capitalization since March 31, 2026.
(2)	Consists of borrowings and debentures with maturities of more than a year remaining.
(3)

We have translated borrowings in foreign currencies as of March 31, 2026 into Won at the rate of ~~W~~1,513.4 to US$1.00, which was the market average exchange rate as announced by the Seoul Money Brokerage Services Ltd., on March 31, 2026.

(4)

As of March 31, 2026, we had contingent liabilities totaling ~~W~~64,025 billion, which consisted of ~~W~~53,250 billion under outstanding guarantees and acceptances and ~~W~~10,775 billion under contingent guarantees and acceptances issued on behalf of our clients.

(5)

As of March 31, 2026, we had entered into 959 interest rate related derivative contracts with a notional amount of ~~W~~99,434 billion and 481 currency related derivative contracts with a notional amount of ~~W~~42,053 billion in accordance with our policy to hedge interest rate and currency risks.

(6)

See “The Export-Import Bank of Korea—Description of Assets and Liabilities—Sources of Funding” of the accompanying prospectus for an explanation of these sources of funds. All of our borrowings, whether domestic or international, are unsecured and unguaranteed.

(7)

As of March 31, 2026, our authorized ordinary share capital was ~~W~~25,000 billion and issued fully-paid ordinary share capital was ~~W~~17,183 billion. For more information, see “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus.

(8)

See “The Export-Import Bank of Korea—Business—Government Support and Supervision” of the accompanying prospectus for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.

(9)

If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Regulation on Supervision of Banking Business, we reserve such difference as regulatory reserve for loan losses.

Government Support

In March 2026, the Government contributed ~~W~~10 billion in cash to our capital.

Selected Financial Statement Data

The following tables present selected separate financial information as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025, which has been derived from our unaudited separate internal management accounts as of March 31, 2026 and for the three months ended March 31, 2026 and 2025 prepared in accordance with K-IFRS.

	Three Months Ended March 31,
	2026	2025
	(billions of Won)
	(unaudited)
Income Statement Data
Total Interest Income	~~W~~ 1,222	~~W~~ 1,366
Total Interest Expense	968	1,126
Net Interest Income	253	240
Operating Income	273	462
Income before Income Tax	270	462
Income Tax Expense	74	122
Net Income	196	340

	As of March 31, 2026 (unaudited)	As of December 31, 2025
	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	~~W~~ 96,998	~~W~~ 91,662
Total Borrowings(2)	103,918	97,034
Total Assets	139,427	131,772
Total Liabilities	113,585	105,476
Total Shareholders’ Equity	25,842	26,296

(1)

Gross amount, including domestic usance bills, foreign currency bills bought, advance payments on acceptances and guarantees, call loans, inter-bank loans in foreign currency, private placement corporate bonds in local currency and others and before deducting allowance for loan losses and net deferred loan origination fees and costs.

(2)	Includes debentures.

For the first three months of 2026, we had net income of ~~W~~196 billion compared to ~~W~~340 billion for the first three months of 2025. The principal factors for the decrease in net income included:

•

a change in net other operating income (expense) to a net expense of ~~W~~89 billion for the first three months of 2026 from a net income of ~~W~~15 billion for the corresponding period of 2025, mainly reflecting contributions to government funds; and

•

a change in net gain (loss) on derivatives and foreign currency positions to a net loss of ~~W~~5 billion for the first three months of 2026 from a net gain of ~~W~~91 billion for the corresponding period of 2025, primarily due to the disposal of U.S. dollars held by us, which eliminated the underlying exchange exposure as well as the related gains that resulted from such exposure.

The above factors were offset in part by a decrease in income tax expenses to ~~W~~74 billion for the first three months of 2026 from ~~W~~122 billion for the corresponding period of 2025, primarily due to a decrease in income before income tax to ~~W~~270 billion for the first three months of 2026 from ~~W~~462 billion for the corresponding period of 2025.

As of March 31, 2026, our total assets increased to ~~W~~139,427 billion from ~~W~~131,772 billion as of December 31, 2025, primarily due to an increase in Loan Credits to ~~W~~96,998 billion as of March 31, 2026 from ~~W~~91,662 billion as of December 31, 2025 and an increase in cash and due from financial institutions to ~~W~~9,377 billion as of March 31, 2026 from ~~W~~7,628 billion as of December 31, 2025.

As of March 31, 2026, our total liabilities increased to ~~W~~113,585 billion from ~~W~~105,476 billion as of December 31, 2025, primarily due to an increase in debentures to ~~W~~97,654 billion as of March 31, 2026 from ~~W~~91,591 billion as of December 31, 2025.

As of March 31, 2026, our total shareholders’ equity decreased to ~~W~~25,842 billion from ~~W~~26,296 billion as of December 31, 2025, primarily due to a decrease in retained earnings to ~~W~~4,256 billion as of March 31, 2026 from ~~W~~4,680 billion as of December 31, 2025.

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our debt outstanding as of March 31, 2026:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2026	2027	2028	2029	Thereafter
	(billions of won)
Won	~~W~~ 15,820	~~W~~ 7,440	~~W~~ 2,570	~~W~~ 770	~~W~~ 1,260
Foreign(2)	13,999	16,584	12,702	7,607	25,912

Total Won Equivalent	~~W~~ 29,819	~~W~~ 24,024	~~W~~ 15,272	~~W~~ 8,377	~~W~~ 27,172

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on March 31, 2026, as announced by the Seoul Money Brokerage Services Ltd.
(2)	This figure includes debentures, bank loans, commercial papers and repurchase agreements.

As of March 31, 2026, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$7,697 million, US$7,907 million and US$6,363 million, respectively. As of March 31, 2026, our total foreign currency liabilities exceeded our total foreign currency assets by US$1,279 million.

Management and Employees

Management

The members of our Board of Directors are currently as follows:

Name	Board Member Since	Position
Kiyeon Hwang	October 1, 2023	Chairman and Chief Executive Officer
Jong-Hyuck Ahn	December 30, 2023	Deputy Chief Executive Officer
Yangho Ahn	October 2, 2024	Independent Director
Haesun Park	October 2, 2024	Independent Director

THE REPUBLIC OF KOREA

The Economy

Gross Domestic Product

Based on preliminary data, GDP growth in the first three months of 2026 was 3.8% at chained 2020 year prices, primarily due to an 11.8% increase in exports of goods and services and a 2.8% increase in aggregate private and general government consumption expenditures, the effects of which were offset in significant part by an 8.5% increase in imports of goods and services, each compared with the corresponding period of 2025.

Principal Sectors of the Economy

Prices, Wages and Employment

Based on preliminary data, the inflation rate was 2.1% and the unemployment rate was 3.5% in the first three months of 2026.

The Financial System

Securities Markets

The Korea Composite Stock Price Index was 8,476.2 on May 29, 2026, 8,476.5 on June 30, 2026 and 7,246.8 on July 8, 2026.

Monetary Policy

Foreign Exchange

The market average exchange rate between the Won and the U.S. Dollar (in Won per one U.S. Dollar) as announced by the Seoul Money Brokerage Service Ltd. was Won 1,505.8 to US$1.00 on May 29, 2026, Won 1,541.5 to US$1.00 on June 30, 2026 and Won 1,526.6 to US$1.00 on July 8, 2026.

Balance of Payments and Foreign Trade

Balance of Payments

Based on preliminary data, the Republic’s current account surplus in the first three months of 2026 increased to US$74.4 billion from the current account surplus of US$19.5 billion in the corresponding period of 2025, primarily due to a significant increase in surplus from the goods account.

Trade Balance

Based on preliminary data, the Republic recorded a trade surplus of US$50.4 billion in the first three months of 2026. Exports increased by 37.8% to US$219.9 billion in the first three months of 2026 from US$159.5 billion in the corresponding period of 2025, primarily due to a substantial growth in demand for semiconductor products globally. Imports increased by 10.9% to US$169.4 billion in the first three months of 2026 from US$152.8 billion in the corresponding period of 2025, primarily due to an increase in imports of semiconductor manufacturing equipment.

Foreign Currency Reserves

The amount of the Government’s foreign currency reserves was US$427.0 billion as of May 29, 2026.

Government Finance

Effective January 2, 2026, the responsibility of preparing the Government budget and administering the Government’s finances has been transferred from the Ministry of Economy and Finance (re-named to the Ministry of Finance and Economy in February 2026) to the Ministry of Planning and Budget, a new ministry established under the Prime Minister’s Office.

Under the National Finance Act, the Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Planning and Budget and approved by the President of the Republic, to the National Assembly not later than 120 days prior to the start of the fiscal year, and may submit supplementary budgets revising the original budget at any time during the fiscal year.

2024 budgeted revenues decreased by 2.6% to ~~W~~573.3 trillion from ~~W~~588.6 trillion in 2023, led by a decrease in budgeted tax revenues (including taxes on income, profits and capital gains). 2024 budgeted expenditures and net lending increased by 2.7% to ~~W~~617.7 trillion from ~~W~~601.6 trillion in 2023, led by increases in budgeted expenditures on revitalization of the economy. The 2024 budget anticipated a ~~W~~44.4 trillion budget deficit.

2025 budgeted revenues increased by 4.7% to ~~W~~600.3 trillion from ~~W~~573.3 trillion in 2024, led by increases in budgeted tax revenues (including taxes on income, profits and capital gains). 2025 budgeted expenditures and net lending increased by 7.0% to ~~W~~661.1 trillion from ~~W~~617.7 trillion in 2024, led by increases in budgeted expenditures on revitalization of the economy, including through supplementary budgets. The 2025 budget anticipated a ~~W~~60.8 trillion budget deficit.

Based on preliminary data, 2026 budgeted revenues increased by 5.6% to ~~W~~633.9 trillion from ~~W~~600.3 trillion in 2025, led by increases in budgeted tax revenues (including taxes on income, profits and capital gains). 2026 budgeted expenditures and net lending increased by 3.8% to ~~W~~686.6 trillion from ~~W~~661.1 trillion in 2025, led by increases in budgeted expenditures on revitalization of the economy. The 2026 budget anticipated a ~~W~~52.7 trillion budget deficit.

Beginning in March 2020, the National Assembly approved a series of supplementary budgets as part of the Government’s efforts to mitigate adverse effects on the Korean economy resulting from the COVID-19 pandemic. See “—The Economy—Worldwide Economic and Financial Difficulties”. These supplementary budgets, which amounted to ~~W~~66.8 trillion in 2020, ~~W~~49.8 trillion in 2021 and ~~W~~78.9 trillion in 2022, were some of the largest of their kind drawn up in response to an outbreak of an infectious disease in Korea. The supplementary budgets were funded through the issuance of treasury bonds by the Government, The Bank of Korea’s unappropriated surplus and other surplus funds available to the Government, among others.

Any significant increase in additional spending measures may lead to a budget deficit for 2026, which could result in a deterioration in the Government’s fiscal position and an increase in borrowings.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	Actual					Budget
	2021	2022	2023	2024	2025(1)	2024	2025	2026(1)
	(billions of Won)
Total Revenues	537,619	588,332	543,586	560,088	603,603	573,261	600,296	633,871
Current Revenues	534,999	585,325	539,887	556,122	600,328	569,507	592,008	629,053
Total Tax Revenues	422,182	479,384	432,989	429,335	469,826	459,643	468,581	492,274
Taxes on income, profits and capital gains	184,509	232,319	196,253	179,929	215,062	203,425	210,386	218,568
Social security contributions	78,104	83,444	88,918	92,802	95,907	92,329	96,496	102,040
Tax on property	31,392	27,696	25,311	24,243	24,577	24,149	23,411	27,015
Taxes on goods and services	99,840	105,828	97,008	105,610	104,140	110,503	109,288	115,596
Taxes on international trade and transaction	8,227	10,324	7,288	6,972	7,641	8,907	8,409	7,221
Other tax	20,110	19,773	18,211	19,778	22,499	20,330	20,591	21,833
Non-Tax Revenues	112,818	105,941	106,898	126,787	130,502	109,864	123,427	136,780
Operating surpluses of departmental enterprise sales and property income	56,664	47,459	42,537	56,969	63,319	41,432	53,223	61,679
Administration fees & charges and non-industrial sales	10,865	11,434	12,428	12,787	13,645	13,357	13,913	15,062
Fines and forfeits	26,993	28,276	29,752	32,997	28,568	30,829	31,132	34,422
Contributions to government employee pension fund	14,918	16,348	18,149	19,988	21,020	20,322	21,196	22,010
Current revenue of non-financial public enterprises	3,378	2,425	4,032	4,046	3,950	3,925	3,964	3,607
Capital Revenues	2,620	3,007	3,700	3,966	3,275	3,754	8,288	4,818
Total Expenditures and Net Lending	568,113	652,902	580,354	603,609	650,280	617,664	661,124	686,564
Total Expenditures	538,034	622,997	559,707	580,113	635,459	593,643	639,168	665,473
Current Expenditures	502,191	585,593	523,270	542,859	596,214	553,669	598,070	623,402
Expenditure on goods and service	88,144	89,759	90,389	93,217	93,908	98,053	99,743	104,783
Interest payment	15,431	18,481	22,362	26,310	28,949	24,968	27,961	31,751
Subsidies and other current transfers	395,826	473,661	405,733	417,643	467,511	425,078	464,799	481,748
Current expenditure of non-financial public enterprises	2,790	3,692	4,785	5,688	5,847	5,570	5,567	5,119
Capital Expenditures	35,842	37,404	36,437	37,254	39,245	39,974	41,099	42,071
Net Lending	30,079	29,905	20,647	23,496	14,821	24,021	21,955	21,092

(1)	Preliminary.

Source: Ministry of Finance and Economy; The Bank of Korea; Korea National Statistical Office

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2021, the Republic recorded total revenues of ~~W~~537.6 trillion and total expenditures and net lending of ~~W~~568.1 trillion. The Republic had a fiscal deficit of ~~W~~30.5 trillion in 2021.

For 2022, the Republic recorded total revenues of ~~W~~588.3 trillion and total expenditures and net lending of ~~W~~652.9 trillion. The Republic had a fiscal deficit of ~~W~~64.6 trillion in 2022.

For 2023, the Republic recorded total revenues of ~~W~~543.6 trillion and total expenditures and net lending of ~~W~~580.4 trillion. The Republic had a fiscal deficit of ~~W~~36.8 trillion in 2023.

For 2024, the Republic recorded total revenues of ~~W~~560.1 trillion and total expenditures and net lending of ~~W~~603.6 trillion. The Republic had a fiscal deficit of ~~W~~43.5 trillion in 2024.

Based on preliminary data, the Republic recorded total revenues of ~~W~~603.6 trillion and total expenditures and net lending of ~~W~~650.3 trillion in 2025. The Republic had a fiscal deficit of ~~W~~46.7 trillion in 2025.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2024 amounted to approximately ~~W~~1,150.9 trillion, an increase of 4.4% over the previous year.

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2025 amounted to approximately ~~W~~1,267.8 trillion, an increase of 10.2% over the previous year.

Effective January 2, 2026, the responsibility of administering the national debt of the Republic has been transferred from the Ministry of Finance and Economy to the Ministry of Planning and Budget.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. dollars, the estimated outstanding direct external debt of the Government as of December 31, 2025:

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$	7,125.0	US$	7,125.0
Euro (EUR)	EUR	2,100.0		2,467.1

Total			US$	9,592.1

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2025.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2021	927,865.2
2022	1,021,574.4
2023	1,080,844.4
2024	1,128,191.5
2025	1,238,498.3

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2021	2022	2023	2024	2025
	(billions of Won)
Domestic	10,930.0	10,620.0	10,460.0	10,960.0	15,620.0
External(1)	—	—	—	—	—

Total	10,930.0	10,620.0	10,460.0	10,960.0	15,620.0

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

External Liabilities

The following tables set out certain information regarding the Republic’s external liabilities calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary Fund in December 2010 and implemented by the Government in December 2013. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external liabilities.

	December 31,
	2021	2022	2023	2024	2025(1)
	(billions of dollars)
Long-term Liabilities	465.6	499.3	535.9	526.4	587.8
General Government	144.4	153.2	170.8	160.6	199.8
Monetary Authorities	35.9	25.0	22.5	23.4	24.9
Banks	128.1	146.8	147.6	137.0	136.4
Other Sectors	157.2	174.2	194.9	205.3	226.8
Short-term Liabilities	165.1	174.0	141.5	146.5	179.0
General Government	1.6	3.9	1.6	2.5	9.3
Monetary Authorities	9.7	4.7	3.9	3.3	4.2
Banks	124.3	129.7	102.6	107.3	123.5
Other Sectors	29.6	35.6	33.4	33.5	42.1

Total External Liabilities	630.7	673.3	677.3	672.9	766.9

(1)	Preliminary.

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the form of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the U.S. Securities and Exchange Commission as exhibits to the registration statement no. 333-295926.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

The Notes

We are offering US$1,000,000,000 aggregate principal amount of 4.375% green notes due July 20, 2029 (the “2029 Green Notes”) and US$1,000,000,000 aggregate principal amount of 4.500% notes due July 20, 2031 (the “2031 Notes,” and together with the 2029 Green Notes, the “Notes”).

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of August 1, 1991, between us and The Bank of New York Mellon (formerly known as The Bank of New York) (as successor to JPMorgan Chase Bank, N.A.), as fiscal agent, as amended or supplemented from time to time (the “Fiscal Agency Agreement”). The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

2029 Green Notes

The 2029 Green Notes are initially limited to US$1,000,000,000 aggregate principal amount. The 2029 Green Notes will mature on July 20, 2029 (the “2029 Green Note Maturity Date”). The 2029 Green Notes will bear interest at a rate of 4.375% per annum, payable semi-annually in arrear on January 20 and July 20 of each year (each a “2029 Green Note Interest Payment Date”). The first interest payment on the 2029 Green Notes will be made on January 20, 2027 in respect of the period from (and including) July 20, 2026 to (but excluding) January 20, 2027.

Interest on the 2029 Green Notes will accrue from July 20, 2026. If any 2029 Green Note Interest Payment Date or the 2029 Green Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2029 Green Note Interest Payment Date or the 2029 Green Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2029 Green Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2029 Green Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2029 Green Notes in immediately available funds in U.S. dollars.

2031 Notes

The 2031 Notes are initially limited to US$1,000,000,000 aggregate principal amount. The 2031 Notes will mature on July 20, 2031 (the “2031 Note Maturity Date”). The 2031 Notes will bear interest at a rate of 4.500% per annum, payable semi-annually in arrear on January 20 and July 20 of each year (each a “2031 Note Interest Payment Date”). The first interest payment on the 2031 Notes will be made on January 20, 2027 in respect of the period from (and including) July 20, 2026 to (but excluding) January 20, 2027.

Interest on the 2031 Notes will accrue from July 20, 2026. If any 2031 Note Interest Payment Date or the 2031 Note Maturity Date falls on a day that is not a business day (as defined below), then payment will not be made on such date but will be made on the next succeeding day that is a business day, with the same force and effect as if made on such 2031 Note Interest Payment Date or the 2031 Note Maturity Date (as the case may be), and no interest shall be payable in respect of such delay. The term “business day” as used herein means a day other than a Saturday, a Sunday, or any other day on which banking institutions in The City of New York, London or Seoul are authorized or required by law or executive order to remain closed.

We will pay interest to the person who is registered as the owner of a 2031 Note at the close of business on the fifteenth day (whether or not a business day) preceding such Interest Payment Date. Interest on the 2031 Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the 2031 Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$200,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

The Notes will be represented by one or more fully registered global notes, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream.”

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

For so long as the Notes are listed on the SGX-ST and the rules of the SGX-ST so require, in the event that a global note is exchanged for Notes in definitive form, we will appoint and maintain a paying agent in Singapore, where the Notes may be presented or surrendered for payment or redemption. In addition, in the event that a global note is exchanged for Notes in definitive form, an announcement of such exchange will be made by or on behalf of us through the SGX-ST and such announcement will include all material information with respect to the delivery of the Notes in definitive form, including details of the paying agent in Singapore.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as any series of the Notes in all respects so that such further issue shall be consolidated and form a single series with the relevant series of the Notes. We will not issue any such additional debt securities unless the issuance would constitute a “qualified reopening” for U.S. federal income tax purposes or such additional debt securities would otherwise be part of the same “issue” for U.S. federal income tax purposes.

Notices

While the Notes are represented by the global note deposited with the custodian for DTC, notices to holders may be given by delivery to DTC, and such notices will be deemed to be given on the date of delivery to DTC. The fiscal agent may also mail notices by first-class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to the registered holder of the Notes. You will not receive notices regarding the Notes directly from us unless we reissue the Notes to you in fully certificated form.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream

Like DTC, Euroclear and Clearstream hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream participant.

Ownership of Notes through DTC, Euroclear and Clearstream

We will issue each series of the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the Fiscal Agency Agreement or the Notes. Euroclear’s or Clearstream’s ability to take actions as holder under the Notes or the Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees and indemnity satisfactory to the fiscal agent for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream Participants

Participants in Euroclear and Clearstream will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream.

Trading Between a DTC Seller and a Euroclear or Clearstream Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream participant, the purchaser must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Euroclear or Clearstream will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream will need to make funds available to Euroclear or Clearstream to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream for the benefit of Euroclear or Clearstream participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream participants should note that these trades will automatically fail unless one of three steps is taken:

•

borrowing through Euroclear or Clearstream for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream account, in accordance with the clearing system’s customary procedures;

•

borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream account in order to settle the sale side of the trade; or

•

staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream participant.

Trading Between a Euroclear or Clearstream Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream through a participant at least one business day prior to the settlement date. Euroclear or Clearstream will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream participant selling the Notes has a line of credit with Euroclear or Clearstream and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

TAXATION

Korean Taxation

For a discussion of Korean tax considerations that may be relevant to you if you invest in the Notes, please refer to the section “Taxation—Korean Taxation” in the accompanying prospectus.

United States Tax Considerations

For a discussion of U.S. federal income tax considerations that may be relevant to you if you invest in the Notes and are a U.S. holder, see “Taxation—United States Tax Considerations” in the accompanying prospectus.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters” and each an “Underwriter”) have entered into a Terms Agreement dated July 13, 2026 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Names of the Underwriters	Principal Amount of the 2029 Green Notes		Principal Amount of the 2031 Notes
Citigroup Global Markets Inc.	US$	200,000,000	US$	200,000,000
Crédit Agricole Corporate and Investment Bank	US$	200,000,000	US$	200,000,000
The Hongkong and Shanghai Banking Corporation Limited	US$	200,000,000	US$	200,000,000
J.P. Morgan Securities plc	US$	200,000,000	US$	200,000,000
Morgan Stanley & Co. International plc	US$	200,000,000	US$	200,000,000

Total	US$	1,000,000,000	US$	1,000,000,000

Crédit Agricole Corporate and Investment Bank and The Hongkong and Shanghai Banking Corporation Limited will offer the Notes in the United States through their registered broker-dealer affiliates in the United States, Crédit Agricole Securities (USA) Inc. and HSBC Securities (USA) Inc., respectively.

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any Notes of a series, then the Underwriters are obligated to take and pay for all of the Notes of such series.

The Underwriters initially propose to offer the Notes directly to the public at the offering prices described on the cover page. After the initial offering of the Notes, the Underwriters may from time to time vary the offering prices and other selling terms.

If a jurisdiction requires that the offering be made by a licensed broker or dealer and the Underwriters or any affiliate of the Underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by that Underwriter or its affiliate on behalf of us in such jurisdiction.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The Notes are a new class of securities with no established trading market. Applications will be made to the SGX-ST for the listing and quotation of the Notes on the SGX-ST. Applications will also be made for listing of the Notes on the Luxembourg Stock Exchange and to have the Notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. No assurance can be given that such applications will be approved or that such listings will be maintained. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any market making activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, any of the Underwriters appointed and acting in its capacity as stabilizing manager (the “Stabilizing Managers”) or any person acting on their behalf may purchase and sell the Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of the Notes in excess of the principal amount of the Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of the Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Stabilizing Managers may conduct these transactions in the over-the-counter market or otherwise. If the Stabilizing Managers commence any of these transactions, they may discontinue such transactions at any time, and must discontinue them after a limited period.

The amount of net proceeds of the 2029 Green Notes and the 2031 Notes is US$994,610,000 and US$994,180,000, respectively, after deducting underwriting discounts but not estimated expenses. Our expenses associated with the Notes offering are estimated to be US$200,000. The Underwriters have agreed to pay certain of our expenses incurred in connection with the offering of the Notes.

The Underwriters and certain of their affiliates may have performed certain commercial banking, investment banking and advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses and may, from time to time, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business.

The Underwriters or certain of their affiliates may purchase Notes and be allocated Notes for asset management and/or proprietary purposes but not with a view to distribution. The Underwriters or their respective affiliates may purchase Notes for its or their own account and enter into transactions, including credit derivatives, such as asset swaps, repackaging and credit default swaps relating to Notes and/or other securities of us or our subsidiaries or affiliates at the same time as the offer and sale of Notes or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of Notes to which this prospectus supplement relates (notwithstanding that such selected counterparties may also be purchasers of Notes).

Important Notice to CMIs (including Private Banks)

This notice to CMIs (including private banks) is a summary of certain obligations the SFC Code imposes on CMIs, which require the attention and cooperation of other CMIs (including private banks). Certain CMIs may also be acting as OCs for this offering and are subject to additional requirements under the SFC Code.

Prospective investors who are the directors, employees or major shareholders of the Issuer, a CMI or its group companies would be considered under the SFC Code as having an Association with the Issuer, the CMI or the relevant group company. CMIs should specifically disclose whether their investor clients have any Association when submitting orders for the Notes. In addition, private banks should take all reasonable steps to identify whether their investor clients may have any Associations with the Issuer or any CMI (including its group companies) and inform the relevant Underwriters accordingly.

CMIs are informed that the marketing and investor targeting strategy for this offering includes institutional investors, sovereign wealth funds, pension funds, hedge funds, family offices and high net worth individuals, in each case, subject to the selling restrictions and any MiFID II product governance language or any UK MiFIR product governance language set out elsewhere in this prospectus supplement.

CMIs should ensure that orders placed are bona fide, are not inflated and do not constitute duplicated orders (i.e. two or more corresponding or identical orders placed via two or more CMIs). CMIs should enquire with their investor clients regarding any orders which appear unusual or irregular. CMIs should disclose the identities of all investors when submitting orders for the Notes (except for omnibus orders where underlying investor information may need to be provided to any OCs when submitting orders). Failure to provide underlying investor information for omnibus orders, where required to do so, may result in that order being rejected. CMIs should not place “X-orders” into the order book.

CMIs should segregate and clearly identify their own proprietary orders (and those of their group companies, including private banks as the case may be) in the order book and book messages.

CMIs (including private banks) should not offer any rebates to prospective investors or pass on any rebates provided by the Issuer. In addition, CMIs (including private banks) should not enter into arrangements which may result in prospective investors paying different prices for the Notes.

The SFC Code requires that a CMI disclose complete and accurate information in a timely manner on the status of the order book and other relevant information it receives to targeted investors for them to make an informed decision. In order to do this, those Underwriters in control of the order book should consider disclosing order book updates to all CMIs.

When placing an order for the Notes, private banks should disclose, at the same time, if such order is placed other than on a “principal” basis (whereby it is deploying its own balance sheet for onward selling to investors). Private banks who do not provide such disclosure are hereby deemed to be placing their order on such a “principal” basis. Otherwise, such order may be considered to be an omnibus order pursuant to the SFC Code. Private banks should be aware that placing an order on a “principal” basis may require the relevant affiliated Underwriter(s) (if any) to categorize it as a proprietary order and apply the “proprietary orders” requirements of the SFC Code to such order.

In relation to omnibus orders, when submitting such orders, CMIs (including private banks) that are subject to the SFC Code should disclose underlying investor information in respect of each order constituting the relevant omnibus order (failure to provide such information may result in that order being rejected). Underlying investor information in relation to an omnibus order should consist of:

•	The name of each underlying investor;

•	A unique identification number for each investor;

•	Whether an underlying investor has any “Associations” (as used in the SFC Code);

•	Whether any underlying investor order is a “Proprietary Order” (as used in the SFC Code);

•	Whether any underlying investor order is a duplicate order.

Underlying investor information in relation to omnibus order should be sent to: dcmomnibus@citi.com; HKG-Syndicate@ca-cib.com; hk_syndicate_omnibus@hsbc.com.hk; Investor.info.hk.bond.deals@jpmorgan.com; omnibus_debt@morganstanley.com.

To the extent information being disclosed by CMIs and investors is personal and/or confidential in nature, CMIs (including private banks) agree and warrant: (A) to take appropriate steps to safeguard the transmission of such information to any OCs; and (B) that they have obtained the necessary consents from the underlying investors to disclose such information to any OCs. By submitting an order and providing such information to any OCs, each CMI (including private banks) further warrants that they and the underlying investors have understood and consented to the collection, disclosure, use and transfer of such information by any OCs and/or any other third parties as may be required by the SFC Code, including to the Issuer, relevant regulators and/or any other third parties as may be required by the SFC Code, for the purpose of complying with the SFC Code, during the bookbuilding process for this offering. CMIs that receive such underlying investor information are reminded that such information should be used only for submitting orders in this offering. The relevant Underwriters may be asked to demonstrate compliance with their obligations under the SFC Code, and may request other CMIs

(including private banks) to provide evidence showing compliance with the obligations above (in particular, that the necessary consents have been obtained). In such event, other CMIs (including private banks) are required to provide the relevant Underwriters with such evidence within the timeline requested.

Delivery of the Notes

We expect to make delivery of the Notes, against payment in same-day funds on or about July 20, 2026, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-l promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in one business day, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on any day prior to the first business day before the settlement date, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”). Accordingly, each Underwriter has severally represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that:

•

it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O; and

•

it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Singapore

Each Underwriter has acknowledged that this prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has severally represented and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Italy

The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of this prospectus supplement or the accompanying prospectus or of any other document relating to any Notes be distributed in the Republic of Italy (“Italy”), except, in accordance with any Italian securities, tax and other applicable laws and regulations.

Each Underwriter has severally represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute any copy of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy except:

(a) to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”) and Article 34-ter, paragraph 1, letter (b) of CONSOB regulation No. 11971 of May 14, 1999 (the “Issuers Regulation”), all as amended from time to time; or

(b) in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Issuers Regulation.

In any event, any offer, sale or delivery of the Notes or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to the Notes in Italy under paragraphs (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993 (the “Banking Act”) and CONSOB Regulation No. 20307 of February 15, 2018, all as amended from time to time;

(ii) in compliance with Article 129 of the Banking Act, as amended from time to time, and the implementing guidelines of the Bank of Italy, as amended from time to time; and

(iii) in compliance with any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time by CONSOB or the Bank of Italy or other competent authority.

Canada

Prospective Canadian investors are advised that the information contained within the preliminary prospectus and prospectus has not been prepared with regard to matters that may be of particular concern to Canadian investors. Accordingly, prospective Canadian investors should consult with their own legal, financial and tax advisers concerning the information contained within the preliminary prospectus and prospectus and as to the suitability of an investment in the Notes in their particular circumstances.

Each Underwriter has severally represented and agreed that the Notes may only be offered or sold in the provinces of Alberta, British Columbia, Ontario and Québec or to or for the benefit of a resident of these provinces pursuant to an exemption from the requirement to file a prospectus in such province in which such offer or sale is made, and only by a dealer duly registered under the applicable securities laws of that province or by a dealer that is relying in that province on the “international dealer” exemption provided by section 8.18 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations (NI 33-103). Furthermore, the Notes may only be offered or sold to or for the benefit of a resident of any such province provided that such resident is purchasing, or deemed to be purchasing, as principal and is both an “accredited investor” as defined in National Instrument 45-106 Prospectus Exemptions (NI 45-106) or subsection 73.3 (1) of the Securities Act (Ontario) and a “permitted client” as defined in NI 31-103. By purchasing any Notes and accepting delivery of a purchase confirmation a purchaser is representing to the underwriters and the dealer from whom the purchase confirmation is received that it is an “accredited investor” and “permitted client” as defined above. The distribution of the Notes in Canada is being made on a private placement basis only and any resale of the Notes must be made in accordance with applicable Canadian securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus and registration requirements or exemptions from the prospectus and registration requirements.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this preliminary prospectus or prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Under Canadian securities law, National Instrument 33-105 Underwriting Conflicts (NI 33-105) provides disclosure requirements with respect to potential conflicts of interest between an issuer and underwriters, dealers or placement agents, as the case may be. To the extent any conflict of interest between us and any of the Underwriters (or any other placement agent acting in connection with this offering) may exist in respect of this offering, the applicable parties to this offering are relying on the exemption from these disclosure requirements provided to them by section 3A.3 of NI 33-105 (exemption based on U.S. disclosure).

Upon receipt of this prospectus, each Canadian purchaser hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce prospectus, chaque acheteur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobiliéres décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglaise seulement.

Switzerland

This prospectus supplement and the accompanying prospectus is not intended to constitute an offer or solicitation to purchase or invest in the Notes described herein. The Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland or a simplified prospectus or a prospectus as such term is defined in the Swiss Collective Investment Scheme Act, and neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the offering, nor the Issuer nor the Notes have been or will be filed with or approved by any Swiss regulatory authority. The Notes are not subject to supervision by any Swiss regulatory authority (e.g., the Swiss Financial Markets Supervisory Authority (“FINMA”)), and investors in the Notes will not benefit from protection or supervision by such authority.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, and by Yoon & Yang LLC, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Linklaters LLP, Seoul, Korea. In giving their opinions, Cleary Gottlieb Steen & Hamilton LLP and Linklaters LLP may rely as to matters of Korean law upon the opinion of Yoon & Yang LLC.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and Chief Executive Officer, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Export-Import Bank of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended. Our corporate registry number is 111235-0000158. Our Legal Entity Identifier is 549300APVP4R32PI3Y06. Our authorized share capital is ~~W~~25,000 billion. As of March 31, 2026, our paid-in capital was ~~W~~17,183 billion.

Our board of directors can be reached at the address of our registered office: c/o 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, The Republic of Korea.

The issue of the Notes has been authorized by our Chairman and Chief Executive Officer on June 5, 2026. It is expected that our report on the proposed issuance of the Notes will be submitted to the Ministry of Finance and Economy of Korea on or about July 10, 2026.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. This website is maintained by the Securities and Exchange Commission, and contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission.

The Notes have been accepted for clearance through DTC, Euroclear and Clearstream:

	CUSIP	ISIN
2029 Green Notes	302154 EV7	US302154EV78
2031 Notes	302154 EW5	US302154EW51

HEAD OFFICE OF THE BANK

38 Eunhaeng-ro

Yeongdeungpo-gu

Seoul 07242

Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York Mellon

240 Greenwich Street

New York, NY 10286

United States of America

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Yoon & Yang LLC 19th Floor, ASEM Tower 517, Yeongdong-daero, Gangnam-gu Seoul Korea	Cleary Gottlieb Steen & Hamilton LLP c/o 19th Floor, Ferrum Tower 19 Eulji-ro 5-gil, Jung-gu Seoul 04539 Korea

LEGAL ADVISORS TO THE UNDERWRITERS

as to U.S. law

Linklaters LLP

22nd Floor, Center One Building

26, Eulji-ro 5gil, Jung-gu

Seoul 04539

Korea

AUDITOR OF THE BANK

KPMG Samjong Accounting Corp.

10th Floor, Gangnam Finance Center

152 Tehran-ro, Gangnam-gu

Seoul 06236

Korea

SINGAPORE LISTING AGENT

Shook Lin & Bok LLP

1 Robinson Road

#18-00 AIA Tower

Singapore 048542

LUXEMBOURG LISTING AGENT

Arendt & Medernach SA

41A, Avenue John F. Kennedy

L-2082 Luxembourg

Grand Duchy of Luxembourg